(a Development Stage Company)

Consolidated Financial Statements

For the three and six months ended March 31, 2013 and 2012

(expressed in Canadian dollars)

Zodiac Exploration Inc.

(a Development Stage Company)

Consolidated Balance Sheet

As at March 31, 2013 and September 30, 2012

(Unaudited – Expressed in Canadian $000’s)

	Note	March 31, 2013	September 30, 2012
Assets
Current Assets
Cash and cash equivalents		$17,789	$20,381
Accounts receivable		479	685
Prepaid expenditures		303	649
		18,571	21,715

Property, plant and equipment	4	55,428	54,465
		$73,999	$76,180

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	5	$1,447	$1,295
		1,447	1,295

Asset retirement obligation	6	320	308
		1,767	1,603
Shareholders’ Equity
Share capital	8	114,541	114,541
Warrants	8	1,168	2,833
Contributed surplus		4,952	3,215
Deficit		(48,429)	(46,012)
		72,232	74,577
		$73,999	$76,180
Nature of operations	1
Commitments	11
Contingency	13

The accompanying notes are an integral part of these financial statements.

2

Zodiac Exploration Inc.

(a Development Stage Company)

Consolidated Statement of Loss and Deficit

For the three and six months ended March 31, 2013 and 2012

(Unaudited – Expressed in Canadian $000’s expect per share amounts)

	Three months ended		Six months ended
	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012
Income
Interest Income	$35	$51	$72	$91

Operating Expenses
General and administrative	1,242	937	2,521	1,973
Stock based compensation	(192)	236	72	423
Depreciation and accretion	11	154	22	160
Foreign exchange (gain) loss	(71)	139	(126)	297
	990	1,466	2,489	2,853

Net Loss	955	1,415	2,417	2,762

Deficit, beginning of period	47,474	19,728	46,012	18,381
Deficit, end of period	$48,429	$21,143	$48,429	$21,143

Basic and diluted loss per share:	0.00	0.00	0.01	0.01
Weighted average shares outstanding during the period	359,635,408	359,593,979	359,635,408	359,420,417

The accompanying notes are an integral part of these financial statements.

3

Zodiac Exploration Inc.

(a Development Stage Company)

Consolidated Statement of Shareholders’ Equity

As at March 31, 2013

(Unaudited – Expressed in Canadian $000’s expect per share amounts)

	Common Stock		Contributed Surplus		Acc. Deficit	Total Shareholders’ Equity
	Shares	Amount		Warrants
As at September 30, 2011	359,248,741	114,424	2,947	2,833	(18,381)	101,823
Stock-based compensation	-	-	291	-	-	291
Common shares issued on exercise of stock options	386,667	80	-	-	-	80
Contributed surplus effect on exercise of stock options	-	37	(37)	-	-	-
Net loss	-	-	-	-	(2,762)	(2,762)
As at March 31, 2012	359,635,408	114,541	3,201	2,833	(21,143)	99,432
Stock-based compensation	-	-	14	-	-	14
Net loss	-	-	-	-	(24,869)	(24,869)
As at September 30, 2012	359,635,408	114,541	3,215	2,833	(46,012)	74,577
Stock-based compensation	-	-	72	-	-	72
Expiry of warrants	-	-	1,665	(1,665)	-	-
Net loss	-	-	-	-	(2,417)	(2,417)
As at March 31, 2013	359,635,408	114,541	4,952	1,168	(48,429)	72,232

The accompanying notes are an integral part of these financial statements.

4

Zodiac Exploration Inc.

(a Development Stage Company)

Consolidated Statement of Cash Flows

For the three and six months ended March 31, 2013 and 2012

(Unaudited – Expressed in Canadian $000’s expect per share amounts)

	Three months ended		Six months ended
	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012
CASH FLOWS FROM OPERATING ACTIVITIES:
Adjustments to reconcile net loss to total cash used in operations:
Net loss for the period	$(955)	$(1,415)	$(2,417)	$(2,762)
Depreciation and accretion	11	154	22	160
Stock based compensation	(192)	236	72	423
Foreign currency exchange (gain) losses	(50)	135	(93)	292
Change in accounts receivable	1	(4)	38	16
Change in prepaid expenditures	43	(52)	343	(45)
Change in accounts payable and accrued liabilities	(384)	162	179	224
TOTAL CASH FLOW USED IN OPERATING ACTIVITIES	(1,526)	(784)	(1,856)	(1,692)

CASH FLOW FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(568)	(4,604)	(972)	(12,467)
Change in accounts receivable	(432)	-	168	-
Change in prepaid expenditures	2		2
Change in accounts payable and accrued liabilities	(86)	-	(60)	-
NET CASH USED IN INVESTING ACTIVITIES	(1,084)	(4,604)	(862)	(12,467)

CASH FLOW FROM FINANCING ACTIVITIES:
Proceeds from stock options exercised	-	80	-	80
NET CASH FROM FINANCING ACTIVITIES	-	80	-	80

OTHER ACTIVITIES:
Effect of exchange rate on cash and cash equivalents	72	(240)	126	(391)

Net decrease in cash and cash equivalents	(2,538)	(5,548)	(2,592)	(14,470)
Cash and cash equivalents at beginning of period	20,327	31,610	20,381	40,532
Cash and cash equivalents at end of period	$17,789	$26,062	$17,789	$26,062

Supplemental data:
Interest received	35	51	72	91

The accompanying notes are an integral part of these financial statements.

5

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the three and six months ended March 31, 2013 and 2012

(Unaudited - Expressed in Canadian $000's except per share amounts)

1.	Organization and Operations of the Company

Zodiac Exploration Inc. (“Zodiac” or “the Company”) was formed as a result of the Reverse Takeover (“RTO”) structured under the Plan of Arrangement completed on September 28, 2010. Zodiac is principally engaged in the acquisition, exploration and development of oil and gas properties in the San Joaquin Basin in California. To date, the Company has had only incidental oil and gas revenues included as an offset to capital expenditures and is still considered to be in the development stage as defined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 915.

The Company has consolidated in its accounts the accounts of: Zodiac Exploration Corp.; Peninsula Resources (Barbados) Limited; and Zodiac USA Corp. (“Zodiac USA”), including Zodiac Kentucky LLC (“Zodiac Kentucky”) and Zodiac Energy LLC (“Zodiac Energy”). Peninsula Resources (Barbados) Limited was established by Peninsula Resources Ltd. prior to the RTO and was formally dissolved on April 30, 2012. Zodiac Exploration Corp. (formerly 1543081 Alberta Ltd.) was the amalgamation vehicle for the RTO. Zodiac Kentucky and Zodiac Energy were established to carry on oil and gas exploration and development activities in the states of Kentucky and California, respectively. Both Zodiac Kentucky and Zodiac Energy are limited liability corporations, established under the laws of the state of Nevada and wholly owned by Zodiac USA. Zodiac Kentucky is inactive and no longer registered to operate in Kentucky.

At March 31, 2013, the Company has not yet achieved profitable operations, has accumulated a deficit of $48,429 (September 30, 2012 ‑ $46,012) since its inception, and expects to incur further losses in the development of its business, which is typical of an oil and gas exploration company in the early stages of development. As at March 31, 2013, the Company’s cash balance was $17,789 (September 30, 2012 ‑ $20,381) generated primarily from financings completed in the fiscal years ended September 30, 2011 and 2010.

2.	Significant Accounting Policies

These unaudited interim consolidated financial statements have been prepared in accordance with US generally accepted accounting principles ("US GAAP") and pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"), using the same accounting policies and methods as per the audited consolidated financial statements for the year ended September 30, 2012 except that certain annual disclosures have been condensed or omitted. The unaudited interim consolidated financial statements do not include all of the disclosures required by US GAAP, and should be read in conjunction with the most recent audited consolidated financial statements of the Company.

In the opinion of management, these unaudited interim consolidated financial statements contain all accruals and adjustments of a normal and recurring nature necessary to present fairly the Company's financial position as at, and results of operations and cash flows for, the three and six months ending March 31, 2013.

Because the determination of certain assets and liabilities are dependent upon future events, the preparation of unaudited interim consolidated financial statements involves the use of estimates and approximations. Consequently, the results of operations for the periods presented are not necessarily indicative of those expected for any subsequent quarter or the entire year ending September 30, 2013.

6

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the three and six months ended March 31, 2013 and 2012

(Unaudited - Expressed in Canadian $000's except per share amounts)

3.	Recent Accounting Developments

The Company has reviewed recently issued, but not yet adopted, accounting standards in order to determine their impact, if any, on the consolidated financial position, results of operations, and cash flows of the Company. Based on its review, the Company does not believe that any of the proposed accounting standards will have a significant impact on its financial position, results of operations, or cash flows.

4.	Property, plant and equipment

Property, plant and equipment consist of the following:

	Cost** $	Accumulated depreciation $	March 31, 2013 Net Book Value $	September 30, 2012 Net Book Value $
Oil and gas properties	55,370	-	55,370	54,398
Other	173	115	58	67
Total	55,543	115	55,428	54,465
**Net of impairment charges: $23,162 in 2012 and $8,472 in 2011.

On January 31, 2011, Zodiac acquired, through farm in, a 75% working interest in approximately 21,500 (16,000 net) acres located in Kings and Kern Counties in California for total consideration of US$8,422. The transaction included the payment of US$5,614 in cash, the issuance of 2,700,018 shares with a deemed value of US$1,871 and provision of a work credit in respect of future cash calls made by Zodiac of US$936. In order to earn the initial 8,000 acres of this land, the Company was required to have drilled a well to evaluate the Monterey formation prior to January 1, 2013. Zodiac elected not to drill the first well which was required to be drilled by January 1, 2013 and as a result, relinquished approximately 8,000 acres to the farmor. In order to earn the remaining approximate 8,000 acres, Zodiac is required to drill a well to evaluate the Kreyenhagen formation prior to January 1, 2014. In the event Zodiac does not elect to drill the well prior to January 1, 2014, the remaining approximate 8,000 acres will revert to the farmor.

On October 23, 2012, the Company entered into a farmout agreement (“Farmout Agreement”) with Aera Energy LLC (“Aera”), whereby Aera acquired the right to earn a 50% interest in approximately 19,600 net acres of the Company’s lands located in Kings County (“Farmout Lands”). The Farmout Agreement is comprised of two phases whereby Aera is required to pay 100% of the costs of drilling a vertical well and a horizontal well in each phase. Upon fulfillment of the drilling commitments in Phase 1, Aera will earn a 50% interest in approximately 9,800 acres of the Farmout Lands. Upon fulfillment of the drilling commitments in Phase 2, Aera will earn a 50% interest in approximately 9,800 acres of the Farmout Lands. Drilling in Phase 1 was required to commence no later than June 2013 and in February 2013, Aera spud the initial vertical well under Phase 1. The initial vertical well has since been drilled to its final vertical depth and has been temporarily suspended and remains on tight-hole status. Drilling in Phase 2 is required to commence no later than December 1, 2013 under the terms of the Farmout Agreement. The Company will retain a carried working interest of 12.5% (before payout) and 25% (after payout) in the earning wells. Upon Aera’s fulfillment of its earning obligations under each Phase of the Farmout Agreement, the Company will elect into either a 50% working interest or a 3% overriding royalty in the Farmout Lands.

The accompanying notes are an integral part of these financial statements.

7

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the three and six months ended March 31, 2013 and 2012

(Unaudited - Expressed in Canadian $000's except per share amounts)

During the three months and six months ended March 31, 2013, the Company capitalized $26 (March 31, 2012 ‑ $105 and $136) of general and administrative expenditures and stock‑based compensation costs attributable to employees and consultants directly engaged in exploration activities.

At March 31, 2013, the balance of the oil and gas properties related to unproven properties, and the Company has not commenced principal operations, accordingly there has been no depletion or depreciation recorded against the oil and gas properties.

During the twelve months ended September 30, 2012, the Company recognized an impairment charge of $23,162 on its California assets. This impairment relates to an asset (land and drilling costs) whose lease was allowed to lapse as it was determined that it was not in the Company’s best interest to continue to explore and develop that specific area. During the twelve months ended September 30, 2011, the Company recognized an impairment charge of $8,472 on its Nova Scotia assets. In determining the impairment charge for these assets, the Company considered (among others) the following factors: intent to drill by the operator of the Windsor Basin project; remaining lease term; geological and geophysical evaluations; and drilling results. The operator has since begun reclamation activities on the assets in question and the Company expects settlement of the liability within the year. During the three and six months ended March 31, 2013, the Company did not record an impairment charge.

5.	Accounts Payable and Accrued Liabilities

Accounts payable consist of the following:

	March 31, 2013 $	September 30, 2012 $
Trade accounts payable	1,102	1,078
Accrued liabilities	345	217
Total accounts payable and accrued liabilities	1,447	1,295

The accompanying notes are an integral part of these financial statements.

8

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the three and six months ended March 31, 2013 and 2012

(Unaudited - Expressed in Canadian $000's except per share amounts)

6.	Asset Retirement Obligation

As at March 31, 2013, the Company has estimated the net present value of its total Asset Retirement Obligation ("ARO") to be $320 (September 30, 2012 ‑ $308) based upon a total future undiscounted liability of $621 (September 30, 2012 ‑ $736), where the liability settlement period has been estimated to occur over 1 to 25 years. During the twelve months ended September 30, 2012, the Company began incurring reclamation costs in the Windsor Basin in Nova Scotia. The Company calculated the net present value of ARO using a discount rate of 8% and an inflation rate of 2% to 3%.

	March 31, 2013 $	September 30, 2012 $
Balance, beginning of period	308	385
Accretion expense	12	135
Liabilities settled	-	(130)
Revision to ARO	-	(82)
Balance, end of period	320	308

7.	Future Income Taxes
a)	The significant components of the Company's future tax assets and liabilities are as follows:
	March 31, 2013 $	September 30, 2012 $
Property, plant and equipment	1,365	1,384
Non‑capital loss carryforward	2,497	2,877
Share issuance costs	397	515
Asset retirement obligation	93	60
Valuation allowance	(4,352)	(4,836)
	-	-
b)	The Company has estimated tax pools totaling $100,785 as follows:
	Rate of claim	March 31, 2013 $
U.S. tax pools	100%	81,853
Canadian tax pools	Various	17,581
		99,434

The accompanying notes are an integral part of these financial statements.

9

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the three and six months ended March 31, 2013 and 2012

(Unaudited - Expressed in Canadian $000's except per share amounts)

8.	Share Capital

a) Authorized

Unlimited number of common shares with voting rights.
Unlimited number of preferred shares, issuable in series.

b) Issued

	Number of Common Shares	Amount $
Outstanding, September 30, 2011	359,248,741	114,424
Common shares issued upon exercise of options	386,667	80
Equity effect on exercise of options	-	37
Outstanding, September 30 2012 and March 31, 2013	359,635,408	114,541

c) Warrants
	Outstanding March 31, 2013	Weighted Average Exercise Price $	Deemed Value $
Warrants issued on private placement (i)	24,445,706	0.414	1,168
Outstanding, end of period	24,445,706	0.414	1,168
(i)	The Company issued 27,095,068 common share purchase warrants in conjunction with an equity raise during the fiscal year ended September 30, 2010. As of March 31, 2013, there are 24,445,706 common share purchase warrants outstanding with an exercise price of $0.414 per share, of which 12,325,008 expire on March 17, 2015, 11,088,539 expire on April 1, 2015 and 1,032,159 expire on April 9, 2015.
The remaining fair value of the warrants issued is $1,168 at March 31, 2013 (September 30, 2012 ‑ $1,168), which was allocated from the gross proceeds received on the private placement.
d) Performance warrants

			March 31, 2013
	Number of Warrants	Weighted Average Exercise Price $	Weighted Average Remaining Contractual Life (years)
Balance, September 30, 2012 and March 31, 2013	7,250,000	0.207	2.02

On April 6, 2010, the Company issued the equivalent of 10,150,000 performance warrants to officers of the Company. These performance warrants have an equivalent exercise price of $0.207 per share, a term of five years, are exercisable into one common share per performance warrant and vest in four equal increments with the initial increment occurring on a liquidity event for the Company. The RTO was the initial liquidity event for the performance warrants, and the initial liquidity price was equal to $0.352, the Zodiac Exploration Inc. equivalent price ($0.51 divided by 1.45) of the subscription receipt financing. The remaining warrants became exercisable in increments of 25% with each increase in the market price of the common shares of 33% from the original liquidity price, with 100% of the performance warrants being exercisable upon the achievement of a common share price equal to two times the initial liquidity price. All performance warrants vested in 2011. On July 29, 2012, 2,900,000 performance warrants held by former officers were cancelled.

The accompanying notes are an integral part of these financial statements.

10

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the three and six months ended March 31, 2013 and 2012

(Unaudited - Expressed in Canadian $000's except per share amounts)

The fair value of the performance warrants issued was estimated as at the grant date using the Black‑Scholes option pricing model. The compensation expense is recognized over the then expected vesting term. The estimate of this expense is adjusted for subsequent changes in the expected or actual outcome of the vesting requirements and any changes to this expense are recorded in the period of the change.

Compensation expense for the three and six months ended March 31, 2013 was $nil and $13, respectively, (March 31, 2012 - $18 and $66), and was recognized as a non‑cash compensation expense, with an offsetting credit to contributed surplus. As at March 31, 2013, the total estimated fair value of the performance warrants has been recognized as compensation expense.

During the three and six months ended March 31, 2013, the officers holding the outstanding performance warrants resigned from the Company and accordingly all of the performance warrants will expire during the subsequent quarter.

e) Stock options outstanding

Under the share option plan of the Company (the “Plan”), established on September 28, 2010, the number of common shares to be reserved and authorized for issuance pursuant to options granted under the Plan cannot exceed 10% of the total number of issued and outstanding shares of the Company. The 10% limit includes shares reserved for issuance upon the exercise of the performance warrants (Note 8 (d)). All currently issued options have terms of five years and vest over two to three years; the term, the vesting period and the price are determined at the discretion of the Board of Directors. However, the maximum option term shall not exceed five years.

The following table summarizes information about the Company’s stock options outstanding at March 31, 2013, and for changes that occurred during the six month period then ended:

			March 31, 2013
	Equivalent Number of Options	Weighted Average Exercise Price $	Weighted Average Remaining Contractual Life (years)
Balance, beginning of period	9,578,083	0.48	2.93
Granted	11,450,000	0.10	4.77
Forfeited	(2,484,166)	0.57	-
Balance, end of period	18,543,917	0.24	3.84

As at March 31, 2013, the Company had 9,745,411 options granted but not yet vested.

The accompanying notes are an integral part of these financial statements.

11

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the three and six months ended March 31, 2013 and 2012

(Unaudited - Expressed in Canadian $000's except per share amounts)

The following table summarizes information about the Company’s stock options outstanding at September 30, 2012, and for changes that occurred during the year then ended:

			September 30, 2012
	Equivalent Number of Options	Weighted Average Exercise Price $	Weighted Average Remaining Contractual Life (years)
Balance, beginning of year	14,717,250	0.534	3.74
Granted	1,780,000	0.244	4.12
Forfeited	(6,532,500)	0.516	-
Exercised	(386,667)	0.207	-
Balance, end of year	9,578,083	0.487	2.93

f) Stock-based compensation

During the three and six months ended March 31, 2013, the Company granted 3,000,000 and 11,450,000 options, respectively, to officers, directors, employees and consultants (March 31, 2012 – 150,000 and 1,780,000). The terms of the grant are consistent with the Plan and options are exercisable at an average price of $0.10 per option and expire five years after the grant date. The fair value of the options granted is estimated as at the grant date using the Black‑Scholes option pricing model. The weighted average assumptions used in the calculation are noted below:

	2013	2012
Risk‑free interest rate	1.13%	1.12%
Expected life	2.96 years	3.0 years
Expected volatility	141.67%	71.11%
Forfeiture rate	27.97%	1.94%
Fair value per option	$0.065	$0.089

Compensation expense recognized for the three and six months ended March 31, 2013 was $(192) and $59, respectively, (March 31, 2012 - $88 and $225). Of the total compensation expense for the three and six months ended March 31, 2013, $(192) and $72 (March 31, 2012 ‑ $218 and $357) has been recorded as a stock‑based compensation expense and $nil (March 31, 2012 ‑ $(129) and $(132)) has been capitalized for options issued to employees and consultants directly involved in exploration activities. The total amount has been recorded with an offsetting credit to contributed surplus.

The accompanying notes are an integral part of these financial statements.

12

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the three and six months ended March 31, 2013 and 2012

(Unaudited - Expressed in Canadian $000's except per share amounts)

The following table reflects the aggregate stock-based compensation at March 31, 2013, including compensation expense recognized related to the performance warrants (note 8(d)):

	Three months ended		Six months ended
	March 31, 2013 $	March 31, 2012 $	March 31, 2013 $	March 31, 2012 $
Stock-based compensation	(192)	218	59	357
Performance warrant compensation expense	-	18	13	66
	(192)	236	72	423

g) Per share data

Basic earnings per share are calculated based on the weighted average number of shares outstanding during the three and six months ended March 31, 2013 of 359,635,408 (March 31, 2012 – 359,593,979 and 359,420,417). The treasury stock method is used for the calculation of diluted loss per share. Under this method, it is assumed that proceeds from the exercise of dilutive securities are used by the Company to repurchase Company shares at the average price during the period. Application of this methodology was anti‑dilutive for the period. The issued and outstanding warrants, performance warrants, and vested stock options of 24,445,706, 7,250,000 and 8,798,506, respectively, were not dilutive as the Company is in a loss position.

9.	Related Parties

During the three and six months ended March 31, 2013, aggregate legal fees of $56 and $99, respectively, were charged by a law firm in which the corporate secretary of the Company is a partner of, and were expensed as general and administrative expenses (March 31, 2012 - $33 and $61).

10.	Financial Instruments

a) Fair value measurement

ASC Topic 820.10 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. ASC 820.10 applies whenever other statements require or permit assets or liabilities to be measured at fair value. The Company's financial assets and liabilities are measured at fair value on a recurring basis. The Company discloses its recognized non‑financial assets and liabilities, such as asset retirement obligations and other property and equipment at fair value on a non‑recurring basis. For non‑financial assets and liabilities, the Company is required to disclose information that enables users of its financial statements to assess the inputs used to develop said measurements. The Company recognized an impairment in its California non-financial assets during the year ended September 30, 2012 and in its Nova Scotia non-financial assets during the year ended September 30, 2011.

The accompanying notes are an integral part of these financial statements.

13

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the three and six months ended March 31, 2013 and 2012

(Unaudited - Expressed in Canadian $000's except per share amounts)

ASC 820.10 requires that assets and liabilities carried at fair value be classified and disclosed based on the following hierarchy for fair value measurements:

Level 1	Quoted prices in active markets for identical assets or liabilities.
Level 2	Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3	Unobservable inputs, where there is little or no market activity for the asset or liability. These inputs reflect the reporting entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability, based on the best information available.

The level within which the financial asset or liability is classified is determined based on the lowest level of significant input to the fair value measurement. The fair value of the investment is determined by the best available information including regard for market conditions and other factors that a market participant would consider for such investments.

b) Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's receivables from joint venture partners.

The majority of the Company's receivables are from its industry partners, where the receivables have not been collateralized. To date, the Company has not experienced any bad debts and maintains no allowance for doubtful accounts. The Company's cash and cash equivalents are held by two financial institutions, one in Canada and the other in the US.

The carrying amount of trade accounts receivable, cash and cash equivalents represent the Company's maximum credit exposure.

11.	Commitments

a)	The Company holds an operating lease agreement for office space in Calgary, Alberta commencing on March 1, 2012 and ending on February 28, 2017. The annual average basic rent obligation is $110, payable in monthly instalments of $9. In addition to the basic rent, additional rent is payable monthly, and includes the Company’s proportionate share of all operating costs and taxes.

b)	The Company holds an operating lease agreement for office space in Bakersfield, California commencing July 1, 2012 and ending on June 30, 2017. The annual average basic rent obligation is US$77 per annum, payable in average monthly instalments of USD$6. In addition to the basic rent, additional rent is payable monthly, and includes the Company’s proportionate share of all operating costs and taxes.

The accompanying notes are an integral part of these financial statements.

14

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the three and six months ended March 31, 2013 and 2012

(Unaudited - Expressed in Canadian $000's except per share amounts)

12.	Segmented information

The Company’s primary operations are limited to a single industry being the acquisition, exploration for, and development of petroleum and natural gas. Geographical segmentation is as follows:

	Three months ended March 31, 2013 ($)
	Canada	United States	Total
Interest income	35	-	35
Depreciation and accretion	8	3	11
Net (profit) loss	(396)	1,351	955
Property, plant and equipment	2,894	52,534	55,428
Total assets	35,331	38,668	73,999

	Three months ended March 31, 2012 ($)
	Canada	United States	Total
Interest income	51	-	51
Depreciation and accretion	153	1	154
Net loss	981	434	1,415
Property, plant and equipment	3,011	73,950	76,961
Total assets	45,353	59,106	104,459

	Six months ended March 31, 2013 ($)
	Canada	United States	Total
Interest income	72	-	72
Depreciation and accretion	16	6	22
Net loss	325	2,092	2,417
Property, plant and equipment	2,894	52,534	55,428
Total assets	35,331	38,668	73,999

	Six months ended March 31, 2012 ($)
	Canada	United States	Total
Interest income	91	-	91
Depreciation and accretion	159	1	160
Net loss	2,428	334	2,762
Property, plant and equipment	3,011	73,950	76,961
Total assets	45,353	59,106	104,459

The accompanying notes are an integral part of these financial statements.

15

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the three and six months ended March 31, 2013 and 2012

(Unaudited - Expressed in Canadian $000's except per share amounts)

13.	Contingency

During 2011, the Company entered into a joint venture marketing process with an oil & gas mergers and acquisition firm. The agreement terminated August 31, 2012 and the Company is in discussions with the firm as to whether any fees are payable. As of the date of these financial statements, an estimate of a possible fee amount, if any, cannot be reasonably made and therefore no amount has been included in these financial statements in respect of any such fees.

14. Subsequent events

Acquired with the Jaguar Prospect were certain option lands which the Company has designated as the Hawk Prospect (Gross acres 7,000, Net acres 3,900). The Company had the option of drilling an earning well to retain them or allowing them to revert to the farmor at the end of the option period.   The Company was required to commit to drilling the well by March 31, 2013 and spudding the well by May 31, 2013.  The Company has determined that these lands are not core to the Company’s operations and accordingly has elected not to commit to drilling the well and the lands will therefore revert back to the farmor during the third quarter.

The accompanying notes are an integral part of these financial statements.

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